Exhibit 99.1

German Volvo Truck Dealer Network and Nissan Germany in Distribution Cooperation

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 20, 2006--The German wholly owned dealer network of Volvo Truck Corporation (NASDAQ:VOLV)(BSE:VLV)(STO:VOLVA)(STO:VOLVB) and the German subsidiary of Nissan Europe, today agreed conditions to enable the distribution of three of Nissan's light commercial vehicles through the Volvo dealer network in Germany. The cooperation includes sales and after sales activities. The intention is to extend the cooperation to other markets in Europe.

The Nissan line up of vehicles to be offered by Volvo dealers in the German market will include one van model, the Interstar, ranging from 2.8 to 3.5 tonne GVW (Gross Vehicle Weight), and two rigid models, the Cabstar and the Atleon, with GVW of 3.5 to 4.5 tonnes and 3.5 to 15 tonnes, respectively.

"This will strengthen the business of our dealer network since we will be able to offer our customers the complete range of vehicles from the same dealer", says Goran Simonsson, Managing Director of Volvo Trucks in Germany.

The intention is to also extend the cooperation between the two companies to other European markets.

"The modern product line of Nissan would be a perfect complement to our range and would support our European strategy to expand the Volvo retail business", says Roar Isaksen, President Europe Division of Volvo Truck Corporation.

Further expansions in other markets will be individually evaluated, based on local market situations.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

September 20, 2006

http://wpy.observer.se/wpyfs/00/00/00/00/00/08/4D/2A/wkr0010.pdf

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CONTACT: Volvo
Marie Vassiliadis, +46 31 322 41 27
marie.vassiliadis@volvo.com